Airship AI Holdings, Inc.

8210 154th Ave NE

Redmond, WA 98052

VIA EDGAR

March 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airship AI Holdings, Inc.
Registration Statement on Form S-3
File No. 333-285678

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Airship AI Holdings, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on March 21, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Victor Huang
Victor Huang, Chief Executive Officer